Exhibit 99.25

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 7, 2016

You are receiving this notification as NexGen Energy Ltd. (the “Corporation”) is using the notice and access model for the delivery of its management information circular (the “Circular”) dated April 29, 2016 to its shareholders in respect of its annual and special meeting of shareholders to be held on June 7, 2016 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Circular, shareholders are receiving this notification with information on how they may access the Circular electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Corporation’s carbon footprint and it should also reduce the Corporation’s printing and mailing costs.

MEETING DATE, TIME AND LOCATION

WHEN:	June 7, 2016 1:00 p.m. (Vancouver time)	WHERE:	Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, BC V7Y 1B3

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•	FINANCIAL STATEMENTS: To receive the audited financial statements of the Corporation for the financial year ended December 31, 2015 together with the report of the auditors thereon.

•	ELECTION OF DIRECTORS: To set the number of directors at six (6) members and to elect the directors of the Corporation for the ensuing year. See the section entitled “Election of Directors” in the Circular.

•	APPOINTMENT OF AUDITORS: To appoint KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Appointment of Auditors” in the Circular.

•	APPROVAL OF THE AMENDED OPTION PLAN: To consider and, if deemed appropriate, to approve an amendment to the Corporation’s stock option plan fixing the maximum number of common shares reserved for issuance thereunder at 20% of the number of common shares of the Corporation issued and outstanding as of the effective date of the amended plan. See section entitled “Approval of the Amended Option Plan” in the Circular.

•	RE-APPROVAL OF THE EXISTING OPTION PLAN: To consider and, if deemed appropriate, in the alternative to the immediately preceding resolution, to re-approve the Corporation’s stock option plan unamended in accordance with the policies of the TSX Venture Exchange. See section entitled “Re-Approval of the Existing Option Plan” in the Circular.

•	CONDITIONAL APPROVAL OF AN AMENDED AND RESTATED (TSX) OPTION PLAN: To consider and, if deemed appropriate, to approve an amended and restated stock option plan of the Corporation, conditional on listing on the Toronto Stock Exchange. See section entitled “Conditional Approval of an Amended and Restated Option Plan” in the Circular.

•	OTHER BUSINESS: To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

SHAREHOLDERS ARE REMINDED TO VIEW THE CIRCULAR PRIOR TO VOTING. SEE BELOW FOR HOW TO VIEW THE CIRCULAR.

The Circular can be viewed online under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.nexgenenergy.ca.

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR

Shareholders may request that paper copies of the Circular be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Circular is filed on SEDAR.

Shareholders who wish to receive paper copies of the Circular may request copies by calling 1-866-243-6502 (in Canada and the United States) or by emailing hdevitt@nxeenergy.ca.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Circular in advance of the proxy deposit date and the Meeting. The Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Circular with this notification. Shareholders are able to request to receive copies of the Corporation’s annual and/or interim financial statements and relevant management’s discussion and analysis on the form of proxy or voting instruction form, as applicable.

VOTING BY PROXY

Only Shareholders of record on April 25, 2016 are entitled to receive notice of, and vote at, the Meeting.

Registered Holders who are unable to attend the Meeting are asked to return their proxies by June 3, 2016 at 1:00 p.m. (Vancouver time) using one of the following methods:

INTERNET:	Vote online at www.investorvote.com using the 15-digit control number located on the bottom left hand side of the proxy

TELEPHONE:	Call 1-866-732-VOTE (8683) toll free

MAIL:	Complete, date and sign the form of proxy and return it using the envelope enclosed to:

Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

Beneficial Holders who are unable to attend the Meeting are asked to vote by June 2, 2016 at 1:00 p.m. (Vancouver time) using one of the following methods:

INTERNET:	Vote online at www.proxyvote.com using the 15-digit control number located on the voting instruction form

TELEPHONE:	Call 1-800-474-7493 (ENGLISH) or 1-800-474-7501 (FRENCH)

MAIL:	Complete, date and sign the voting instruction form and return it in the return envelope enclosed to:

Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

If you have questions or require assistance with voting your shares you may contact the

Corporation’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com